SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

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                        MER Telemanagement Solutions Ltd.


6-K Items


1. Press release re MTS Announces Receipt of the NASDAQ Hearing Panel's decision to continue the listing of the Company's ordinary shares on The NASDAQ Capital Market





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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       MER TELEMANAGEMENT SOLUTIONS LTD.
                                           (Registrant)



                                       By: /s/Eytan Bar
                                           ------------------------------
                                              Eytan Bar
                                              Chief Executive Officer



Date: March 19, 2008

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Press Release                       Source: MTS-MER Telemanagement Solutions Ltd


MTS Announces Receipt of the NASDAQ Hearing Panel's decision to continue the listing of the Company's ordinary shares on The NASDAQ Capital Market

RA'ANANA, Israel, March 19/PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced that on March 17, 2008 it was notified that the NASDAQ Hearings Panel has determined to continue the listing of the Company's ordinary shares on The NASDAQ Stock Market, subject to the conditions that: (i) by March 31, 2008, the Company file with the Securities Commission and NASDAQ a Form 6-K that includes an affirmative statement that as of the date of the filing, the Company is compliance with the shareholders' equity requirement of the NASDAQ Stock Market and disclose all the conditions upon which the Panel has granted the Company continued listing; and (ii) by May 16, 2008, the Company file with the Securities and Exchange Commission and with NASDAQ a Form 6-K that includes financial statements for the quarter ending March 31, 2008 and demonstrates more than $2.5 million in actual (not pro forma) shareholders' equity. If the Company does not satisfy the two preceding conditions, the Company's shares will be delisted. If the Company meets the two preceding conditions, the Panel will find the Company in compliance with the shareholders' equity requirement, and, pursuant to its discretionary authority under NASDAQ Marketplace Rule 4300, will impose a Panel Monitor. Under the Panel Monitor, the Company's continued listing is conditioned upon the Company filing, within 45 days of the end of each fiscal quarter ending on or before March 31, 2009, a Form 6-K with the Securities and Exchange Commission and NASDAQ that includes financial statements for the prior quarter and demonstrates compliance with the $2.5 million minimum shareholder's equity continued listing requirement. If the Company fails to demonstrate shareholders' equity of $2.5 million or greater, the Panel (or a newly-convened Panel if the initial Panel is unavailable) will review the matter and the Company's shares may be immediately delisted from The NASDAQ Stock Market.

The Company estimates that it had shareholders' equity of approximately $2.6 million as of February 29, 2008 and believes that it will be in compliance with The NASDAQ Stock Market's minimum shareholders' equity requirement for continued listing on The NASDAQ Capital Market as of March 31, 2008.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

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Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

         Contacts:

         Company:
         Alon Mualem
         CFO
         Tel: +972-9-762-1733
         Email: Alon.Mualem@mtsint.com
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